UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of Passing of Chief Financial Officer

On July 26, 2021, 4D pharma plc (the “Company”) issued a press release to announce the passing of John Beck, the Company’s Chief Financial Officer.

“We are deeply saddened by John’s passing. The entire 4D pharma community mourns this loss and, on behalf of our Board of Directors and employees, we extend our sincerest condolences to his family,” said Duncan Peyton, Chief Executive Officer of the Company. “John’s 30 years of experience in the financial and biopharmaceutical industries were invaluable to us in his role as Chief Financial Officer, and his vision for the future of 4D pharma was already well on its way to being realized. We grieve this loss and will carry his legacy forward in this next chapter of 4D pharma’s continued growth and progress.”

The Company will continue to be actively led by its current management team and Board of Directors and succession planning is underway.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: July 27, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated July 26, 2021.